Exhibit 99.1

MEDIA RECOVERY, INC.

dba SPOTSEE HOLDINGS

CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2017 and 2016, and for the

Years ended September 30, 2017, 2016, and 2015

with Report of Independent Auditors

MEDIA RECOVERY, INC.

dba SPOTSEE HOLDINGS

CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2017 and 2016 and for the

Years ended September 30, 2017, 2016, and 2015

Dallas Office
8343 Douglas Avenue
Suite 400
Dallas, Texas 75225
214.393.9300 Main

whitleypenn.com

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of
Media Recovery, Inc., dba SpotSee Holdings

We have audited the accompanying consolidated financial statements of Media Recovery, Inc., dba SpotSee Holdings (the “Company”) which comprise the consolidated balance sheets as of September 30, 2017 and 2016, and the related consolidated statements of operations and comprehensive income (loss), stockholders’ equity, and cash flows for the years ended September 30, 2017, 2016, and 2015, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“GAAP”); this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in  the circumstances, but  not for  the purpose of  expressing an opinion  on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Austin	Dallas	Fort Worth	Houston

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2017 and 2016, and the results of their operations and their cash flows for the years ended September 30, 2017, 2016, and 2015 in conformity with GAAP.

Dallas, Texas

December 7, 2017

MEDIA RECOVERY, INC.

dba SPOTSEE HOLDINGS

CONSOLIDATED BALANCE SHEETS

	September 30,
	2017	2016
Assets
Current assets:
Cash and cash equivalents	$1,787,490	$4,125,854
Accounts receivable - trade, net of allowance for doubtful accounts of $24,980 in 2017 and $28,298 in 2016	4,500,902	2,786,063
Accounts receivable, other	227,598	141,542
Inventories, net of allowance of $200,731 in 2017 and $193,627 in 2016	2,682,719	3,144,056
Prepaid expenses and other	153,787	126,502
Total current assets	9,352,496	10,324,017

Property and equipment, net	4,671,439	4,076,658

Other assets	45,753	43,202
Intangible asset, net	691,592	-
Goodwill	19,403,349	19,403,349

Total assets	$34,164,629	$33,847,226

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$1,359,509	$934,674
Accrued liabilities	1,452,301	1,017,384
Income taxes payable	613,195	513,492
Total current liabilities	3,425,005	2,465,550

Long-term liabilities:
Non-current deferred income taxes	2,520,144	2,094,755
Long-term accrued liabilities	70,798	97,334
Total liabilities	6,015,947	4,657,639

Commitments and contingencies

Mandatorily redeemable preferred stock, $0.001 par value, $1 liquidating preference, 10,000,000 shares authorized, 5,850,000 shares issued and 800,000 shares outstanding	800,000	800,000

Stockholders' equity:

Common stock, $0.001 par value, 20,000,000 shares authorized, 5,539,002 shares issued and 4,102,002 shares outstanding	5,539	5,539
Treasury common stock, 1,437,000 shares in 2017 and 2016, at cost	(13,712,275)	(13,712,275)
Additional paid-in capital	6,057,411	5,908,389
Other comprehensive income	7,063	966
Retained earnings	34,990,944	36,186,968
Total stockholders' equity	27,348,682	28,389,587

Total liabilities and stockholders' equity	$34,164,629	$33,847,226

See accompanying notes to consolidated financial statements.

MEDIA RECOVERY, INC.

dba SPOTSEE HOLDINGS

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	Year Ended September 30,
	2017	2016	2015

Net sales	$20,988,000	$20,423,432	$21,125,532

Cost of sales	9,522,146	9,811,630	11,228,220
Gross profit	11,465,854	10,611,802	9,897,312

General and administrative expenses	8,083,782	7,883,368	9,392,459
(Gain) loss on disposal of property and equipment	(838)	-	315,182
Income from continuing operations	3,382,910	2,728,434	189,671

Interest expense	-	-	(11,351)
Other income (expense)	(3,937)	17,530	419,818
Income from continuing operations before income taxes	3,378,973	2,745,964	598,138

Income tax expense	1,608,783	1,344,602	527,123
Income from continuing operations	1,770,190	1,401,362	71,015

Discontinued operations	-	-	-
Loss on sale of discontinued operations, net of tax benefit	-	-	(119,310)
Loss from discontinued operations	-	-	(119,310)

Net income (loss)	$1,770,190	$1,401,362	$(48,295)

Other comprehensive income (loss)
Gain (loss) on cumulative translation adjustment	6,097	(1,104)	2,070

Comprehensive income (loss)	$1,776,287	$1,400,258	$(46,225)

See accompanying notes to consolidated financial statements.

MEDIA RECOVERY, INC.

dba SPOTSEE HOLDINGS

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years Ended September 30, 2017, 2016 and 2015

	Common Stock	Treasury Stock	Additional Paid-in Capital	Retained Earnings	Other Comprehensive Income (Loss)	Total

Balance at September 30, 2014	$5,539	$(13,712,275)	$5,795,457	$38,149,911	$-	$30,238,632
Cumulative translation adjustment					2,070	2,070
Net loss	-	-	-	(48,295)	-	(48,295)

Balance at September 30, 2015	5,539	(13,712,275)	5,795,457	38,101,616	2,070	30,192,407
Cumulative translation adjustment	-	-	-	-	(1,104)	(1,104)
Stock compensation expense	-	-	112,932	-	-	112,932
Dividends	-	-	-	(3,316,010)	-	(3,316,010)
Net income	-	-	-	1,401,362	-	1,401,362

Balance at September 30, 2016	5,539	(13,712,275)	5,908,389	36,186,968	966	30,192,407
Cumulative translation adjustment	-	-	-	-	6,097	6,097
Stock compensation expense	-	-	149,022	-	-	149,022
Dividends	-	-	-	(2,966,214)	-	(2,966,214)
Net income	-	-	-	1,770,190	-	1,770,190

Balance at September 30, 2017	$5,539	$(13,712,275)	$6,057,411	$34,990,944	$7,063	$27,348,682

See accompanying notes to consolidated financial statements.

MEDIA RECOVERY, INC.

dba SPOTSEE HOLDINGS

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended September 30,
	2017	2016	2015
Operating Activities
Net income (loss)	$1,770,190	$1,401,362	$(48,295)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	590,182	621,080	559,094
Amortization	91,342	-	-
Deferred income taxes	425,389	465,192	1,048,056
Reserve for inventory obsolescence	7,104	-	619,000
Stock based compensation (forfeiture)	149,022	112,932	(441,258)
(Gain) loss on sales or disposals of property and equipment	(838)	-	315,182
Changes in operating assets and liabilities:
Accounts receivable, trade	(1,640,236)	(100,546)	759,302
Accounts receivable, other	(86,056)	1,529,541	5,192,990
Inventories	454,233	(658,717)	600,594
Prepaid expenses and other	(26,874)	(52,115)	262,583
Prepaid income taxes and income taxes payable	99,703	1,391,747	(44,180)
Other assets	(2,551)	12,250	58,031
Accounts payable	359,335	155,655	(176,946)
Accrued liabilities	381,792	(621,316)	(1,410,550)
Net cash provided by operating activities	2,571,737	4,257,065	7,293,603
Investing Activities
Purchase of intangible asset	(765,859)	-	-
Proceeds from sales of property and equipment	40,126	-	-
Purchases of property and equipment	(1,224,251)	(455,238)	(978,089)
Net cash used in investing activities	(1,949,984)	(455,238)	(978,089)
Financing Activities
Payment of dividends	(2,966,214)	(3,316,010)	-
Payments on line of credit	-	-	(2,754,794)
Net cash used in financing activities	(2,966,214)	(3,316,010)	(2,754,794)

Effect of exchange rate changes on cash	6,097	(1,104)	2,070
Net (decrease) increase in cash and cash equivalents	(2,338,364)	484,713	3,562,790
Cash and cash equivalents at beginning of year	4,125,854	3,641,141	78,351

Cash and cash equivalents at end of year	$1,787,490	$4,125,854	$3,641,141

Supplemental Disclosure of Cash Flow Information
Cash paid during the year for interest	$-	$-	$28,042

Cash paid during the year for income taxes	$483,773	$133,080	$293,181

See accompanying notes to consolidated financial statements.

MEDIA RECOVERY, INC.
dba SPOTSEE HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2017 and 2016
and for the Years ended September 30, 2017, 2016 and 2015

A.    Nature of Business

Media Recovery, Inc., dba SpotSee Holdings, (the “Company”) is a manufacturing and distribution company that manufactures shipping and handling monitors and recorders, which measure impact, temperature, and tilt of products during shipment and equipment monitors, used primarily to measure impact and other safety factors. The Company has two manufacturing facilities located in Graham, Texas and Chihuahua, Mexico. A sales and distribution office is located in Loenen, Netherlands and a sales office is located in Shanghai, China. The Company’s corporate offices are located in Dallas, Texas.

B.    Summary of Significant Accounting Policies

A summary of the Company’s significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows:

Basis of Accounting

The accounts are maintained and the consolidated financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries ShockWatch, Inc. dba SpotSee; MRI DPC; DataSpan, Inc.; Shocklog Holdings Limited; ShockWatch Europe, B.V.; Mexico SW Production, S.A. DE C.V.; ShockWatch, Inc. Shanghai Representative Office; ShockLog, Ltd; and Diffrenet Ltd. All significant intercompany accounts and transactions have been eliminated in consolidation. MRI DPC and DataSpan were sold during 2014 and are classified as discontinued operations in the accompanying consolidated financial statements, see Note M.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts in the consolidated financial statements and accompanying notes. Actual results could differ from these estimates and assumptions.

Foreign Currency Translation

All assets and liabilities in the balance sheet of foreign subsidiaries whose functional currency is other than the U.S. dollar are translated at year-end exchange rates. All revenues and expenses in the statement of operations, of these foreign subsidiaries, are translated at average exchange rates for the year. Translation gains and losses are not included in determining net income but are shown in other comprehensive income on the consolidated balance sheets. Foreign currency transaction gains and losses are included in determining net income.

MEDIA RECOVERY, INC.
dba SPOTSEE HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

B.    Summary of Significant Accounting Policies – continued

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At September 30, 2017 and 2016, the Company had no such investments. The Company maintains deposits primarily in two financial institutions, which may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation (“FDIC”). The Company has not experienced any losses related to amounts in excess of FDIC limits.

Accounts Receivable

Accounts receivable are stated at amounts management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. Changes in the valuation allowance have not been material to the consolidated financial statements. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company’s customer base, and their dispersion across many different industries and geographies.  One customer’s accounts receivable balance consisted of approximately 12% and 10% of the  accounts receivable balance as of September 30, 2017 and 2016, respectively.

Inventories

Inventories are stated at the lower of cost or market value. Cost is principally determined by the weighted-average cost method, which approximates the first-in, first-out method. Inventories include factory overhead that is applied on the basis of labor costs and manufacturing expenses incurred, less allowances for obsolete items. The Company determines that items are slow moving or obsolete based on whether they have been sold or used in production between 180 and 365 days, or greater than 365 days, respectively, during the fiscal year. Such items are then specifically reviewed for obsolescence based on other criteria which include the frequency that these items are purchased, manufactured, and sold. The amount of the inventory reserve for each year presented is disclosed in Note D.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. Depreciation is provided on the straight-line method over the assets’ estimated service lives. For major renewals and betterments that extend the useful lives are capitalized. Expenditures for maintenance and repairs are charged to expense in the period in which they are incurred, and betterments are capitalized. The cost of assets sold or abandoned and the related accumulated depreciation are eliminated from the accounts and any gains or losses are reflected in the accompanying consolidated statements of operations and comprehensive loss of the respective period. The estimated useful lives for buildings and improvements range from 10 to 25 years, are 5 years for software, and for machinery and equipment range from 3 to 7 years.

MEDIA RECOVERY, INC.
dba SPOTSEE HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

B.    Summary of Significant Accounting Policies – continued

Intangible Asset

In January 2017 the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) 2017-01. ASU 2017-01 changes the definition of a business when determining whether a transaction is a business combination or an asset acquisition. The Company early adopted this guidance for the year ended September 30, 2017. In March 2017 the Company completed an acquisition of Diffrenet Limited, which was considered an asset acquisition under ASU 2017-01 as substantially all of the fair value of the gross assets acquired was concentrated in a single identifiable asset. The asset acquisition resulted in the recognition of an intangible asset comprised of purchased software (see Note K) which is being amortized over a period of five years.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of trade accounts receivable. The Company continually evaluates its customers’ financial condition and generally does not require collateral. Concentrations of credit risk with respect to trade accounts receivable are generally limited due to the large number of entities comprising the Company’s customer base. Additionally, credit losses have historically been within management’s expectations.

Revenue Recognition

The Company recognizes revenue on product sales upon the passage of title, which generally occurs upon shipment, or the rendering of services, and when collectability is deemed probable.

Presentation of Sales Tax

The states in which the Company operates and the counties within those states impose a sales tax on all of the Company’s sales to nonexempt customers. The Company collects that sales tax from customers and remits the entire amount to the applicable state. The Company’s accounting policy is to exclude the tax collected and remitted to the states from revenue and cost of sales.

Shipping and Handling Costs

Shipping and handling costs are included in cost of sales on the consolidated statements of operations and comprehensive income.

Advertising

The Company expenses advertising costs as incurred.  Total advertising costs for the years ended September 30, 2017, 2016, and 2015, were approximately $154,000, $100, and $400, respectively.

Stock Awards

The Company may, with the approval of its Board of Directors, grant stock awards for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company uses the Black-Scholes option valuation model for use in estimating the fair value of stock awards.

MEDIA RECOVERY, INC.
dba SPOTSEE HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

B.    Summary of Significant Accounting Policies – continued

Reclassification

Certain prior year amounts have been reclassified to conform to the current year presentation. These reclassifications had no effect on previously reported results of operations.

Goodwill

The Company records goodwill when consideration paid in an acquisition exceeds the fair value of the assets acquired. Goodwill is not amortized, but rather is tested for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may not be recoverable. The Company conducted their annual impairment test of goodwill as of September 30, 2017 and 2016. They have elected to first assess the qualitative factors to determine whether it is more likely than not that the fair value of the single reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment under GAAP.

If the Company determines that it is more likely than not that its fair value is less than its carrying amount, then the two-step goodwill impairment test is performed. The first step, identifying  a potential impairment, compares the fair value of the reporting unit with its carrying amount. If the carrying amount exceeds its fair value, the second step would need to be performed; otherwise, no further step is required. The second step, measuring the impairment loss, compares the implied fair value of the goodwill with the carrying amount of the goodwill. Any excess of the goodwill carrying amount over the applied fair value is recognized as an impairment loss, and the carrying value of goodwill is written down to fair value. No impairment of goodwill was required for the years ended September 30, 2017, 2016, and 2015.

Long-lived Assets

The Company evaluates its long-lived assets including goodwill, property and equipment, and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by comparison of their carrying amounts to future undiscounted cash flows that the assets are expected to generate. If long-lived assets are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the asset exceeds its fair market value and is recorded in the period the determination was made. Based upon management’s assessment, there was no impairment of long-lived assets during the years ended September 30, 2017, 2016, or 2015.

Income Taxes

Deferred income taxes are determined using the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income taxes are measured using enacted tax rates expected to apply to taxable income in years in which such temporary differences are expected to be recovered or settled. The effect on deferred income taxes of a change in tax rates is recognized in the consolidated statement of operations of the period that includes the enactment date. In addition, a valuation allowance is established to reduce any deferred tax asset for which it is determined that it is more likely than not that some portion of the deferred tax asset will not be realized.

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction, various states, and foreign jurisdictions. The Company has not taken a tax position that, if challenged, would have a material  effect on  the  financial statements  or  the effective tax  rate for the year ended September 30, 2017, or during the prior three years. The Company and its subsidiaries are currently subject to a three-year statute of limitations by major tax jurisdictions.

MEDIA RECOVERY, INC.
dba SPOTSEE HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

B.    Summary of Significant Accounting Policies – continued

The Company did not incur any penalties or interest related to its federal tax returns during the years ended September 30, 2017, 2016, or 2015.

Fair Value of Financial Instruments

The Company calculates the fair value of its assets and liabilities which qualify as financial instruments and includes this additional information in the notes to consolidated financial statements when the fair value is different than the carrying value of those financial instruments. The estimated fair value of accounts receivable (trade and other), accounts payable, and accrued liabilities approximate the carrying amounts due to the relatively short maturity of these instruments. The carrying value of the line of credit also approximates fair value since the instrument bears market rates of interest. None of these instruments are held for trading purposes.

C.  Fair Value Measurements

GAAP defines fair value, establishes a framework for measuring fair value, and expands disclosures about assets and liabilities measured at fair value. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and establishes a three-tier hierarchy that is used to identify assets and liabilities measured at fair value. The hierarchy focuses on the inputs used to measure fair value and requires that the lowest level input be used. The three levels defined are as follows:

•	Level 1 — observable inputs that are based upon quoted market prices for identical assets or liabilities within active markets.

•

Level 2 — observable inputs other than Level 1 that are based upon quoted market prices for similar assets or liabilities, based upon quoted prices within inactive markets, or inputs other than quoted market prices that are observable through market data for substantially the full term of the asset or liability.

•

Level 3 — inputs that are unobservable for the particular asset or liability due to little or no market activity and are significant to the fair value of the asset or liability. These inputs reflect assumptions that market participants would use when valuing the particular asset or liability.

The Company holds no instruments which have fair value measured at Level 1 or Level 2. The Company’s goodwill was valued using Level 3 inputs of the fair value hierarchy contained in Accounting Standards Codification (“ASC”) 820-10, in accordance with policies disclosed in Note B, and are reflected in the accompanying consolidated balance sheets at fair value.

The following table summarizes the fair value of the Company’s Level 3 financial assets and liabilities as of September 30, 2017 and 2016:

	September 30,
	2017	2016
Assets:
Goodwill	$19,403,349	$19,403,349

There were no changes to fair value for the Company’s Goodwill using Level 3 inputs during the fiscal years ended September 30, 2017, 2016, and 2015.

MEDIA RECOVERY, INC.
dba SPOTSEE HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

D.  Inventories

Inventories consist of the following as of September 30:

	2017	2016

Raw materials	$771,676	$974,374
Work-in-progress	441,508	331,612
Finished goods	1,670,266	2,031,697
Allowance for obsolescence	(200,731)	(193,627)
	$2,682,719	$3,144,056

E.  Property and Equipment

Property and equipment consisted of the following at September 30:

	2017	2016

Land	$63,332	$63,332
Buildings & improvements	2,865,116	2,865,116
Machinery & equipment	7,507,757	6,803,184
Projects in progress	667,480	204,508
	11,103,685	9,936,140
Less: accumulated depreciation	(6,432,246)	(5,859,482)
	$4,671,439	$4,076,658

F.  Mandatorily Redeemable Preferred Stock

In fiscal year 1998 the Company issued 5,850,000 shares of Series A preferred stock which are convertible into shares of voting common stock at the option of the holder at any time at the initial conversion price of $1.00 per share, resulting in an initial conversion rate of one fully paid and non-assessable share of voting common stock for each share of Series A preferred stock, subject to adjustment. During the year ended September 30, 2006, 5,050,000 preferred shares were converted to common shares. No preferred shares were converted to common shares during the years ended September 30, 2017, 2016, and 2015. Dividends are paid to holders of preferred stock concurrently with dividends paid to holders of common stock and such dividends do not accumulate.

In addition, at any time on or after December 31, 2004, holders of preferred stock representing in the aggregate at least 10% of the then outstanding shares of Series A preferred stock may require the Company to redeem such stock for $1.00 per share. The Company has classified the Series A Preferred Stock as temporary equity in accordance with ASC Topic No. 480, Distinguishing Liabilities from Equity, which states that certain mandatorily redeemable financial instruments should be classified as temporary equity.

The Series A preferred stock has a $0.01 par value and a $1 liquidation preference. The Series A preferred stock could be redeemed through a cash payment if requested by the stockholders. Holders of preferred stock are not allowed to vote on matters submitted to a vote of the stockholders of the Company. However, certain corporate matters including dividend payments, issuances of certain stock awards, disposal of shares of capital stock, and a merger of the Company, require the consent of the holders of at least 85% of the then outstanding shares of Series A preferred stock. The Company has reserved 800,000 shares of common stock for the potential conversion of preferred stock. When the Company did not meet the definition of a public business entity it was eligible for certain nonpublic company exceptions under Accounting Standards Codification 480, Distinguishing Liabilities from Equity, and classified these redeemable preferred shares as equity.

MEDIA RECOVERY, INC.
dba SPOTSEE HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

G.  Stockholders’ Equity

Stock Awards

During October of 2010 the Company canceled all 160,260 phantom stock awards previously outstanding and granted 215,260 new phantom stock awards to key management employees. The 2010 phantom stock awards vested at the expiration of a 63 month period (December 31, 2014). The awards were not exercisable until the end of the period (December 31, 2014), and were to be automatically exercised by the Company between February 1, 2015 and February 28, 2015, entitling the employees to a cash payment at an amount equal to the excess of the value of a share of the Company’s stock (as determined by the Board of Directors of a corporation that is the major stockholder of the Company) over the phantom award “exercise price” of $2.46 per share.

The Company recorded compensation expense for valuing its phantom stock awards based on the Company’s assessment of its enterprise value at each fiscal year end. In assessing such value, the Company considered its financial condition and operating results; the long-term potential of its business; the market for and recent sales prices of the Company’s securities, if any; and the values of similar securities issued by companies in similar businesses. Two of the key management employees left the Company and forfeited 65,000 of the 2010 phantom stock awards.

During 2015 all remaining phantom stock awards were forfeited or expired. For the years ended September 30, 2017, 2016, and 2015, the Company recorded approximately $0, $0, and ($441,000), respectively, in compensation expense (benefit) associated with the issuance or forfeitures of phantom stock awards. As of September 30, 2017 and 2016, there was no phantom stock award liability.

Stock Option Grants

During 2017 and 2016, certain officers of the Company were granted options to purchase common shares of the Company.

Option transactions for the years ended September 30, 2017 and 2016, are as follows:

			Weighted
		Weighted	Average
	Number	Average	Remaining
	of	Exercise	Contractual
	Options	Price	Life (Years)
Balance at October 1, 2015	-	$-
Granted	350,744	$5.22

Balance at September 30, 2016	350,744	$5.22	8.76
Granted	105,244	$5.70

Balance at September 30, 2017	455,988	$5.33	7.89

Exercisable at September 30, 2017	140,298	$5.70	8.38

As of September 30, 2017, the range of exercise prices for outstanding options was $5.15 to $7.83.

MEDIA RECOVERY, INC.
dba SPOTSEE HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

G.  Stockholders’ Equity – continued

All stock-based compensation must be recognized as an expense in the consolidated financial statements and such cost should be measured at the fair value of the award. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. The expected life of awards granted represents the period of time that they are expected to be outstanding. The Company determined the initial expected life based on a simplified method, giving consideration to the contractual terms, vesting schedules, and pre-vesting and post-vesting forfeitures.

The fair value of options granted for the year ended September 30, 2017 and 2016, was estimated to be $195,625 and $550,262, respectively, at the date of grant using a Black-Scholes option-pricing model using the following weighted average assumptions at the date of grant:

	2017	2016
Risk-free interest rate	1.78%	1.63%
Expected option life	6.5 years	6.5 years
Expected stock volatility	17.34%	23.61%
Expected dividend yields	0.66%	-

The expected stock volatility was calculated by averaging the historical volatility of a comparable public entity. As of September 30, 2017, all options were outstanding.

During the years ended September 30, 2017 and 2016, respectively, the Company recorded $149,022 and $112,932 of stock-based compensation related to the awards, which is included in general and administrative expense in the accompanying consolidated statements of operations and comprehensive income (loss). Total unamortized stock-based compensation expense at September 30, 2017, was $483,932 and will be expensed ratably through 2022. There was no stock-based compensation expense for the year ended September 30, 2015.

H.    Line of Credit

The Company maintained a financing arrangement with a bank. The line of credit requireed compliance with certain financial covenants and was secured by substantially all of the assets of the Company. Outstanding amounts bore interest at the prime or LIBOR rate plus an applicable margin (2.25% at September 30, 2017). The Company had no debt outstanding as of September 30, 2017 and 2016. There was approximately $2,755,000 outstanding under this line of credit at September 30, 2014, which was paid off in 2015. The line of credit matured in 2017 but was extended until March 19, 2018.

I.    Income Taxes

Significant components of the provision for income taxes are as follows:

	2017	2016	2015
Current	$1,183,394	$(879,410)	$582,396
Deferred	425,389	(465,192)	(1,048,056)
Less: income tax expense from discontinued operations	-	-	(61,463)

Total income tax expense from continuing operations	$1,608,783	$(1,344,602)	$(527,123)

MEDIA RECOVERY, INC.
dba SPOTSEE HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

I.    Income Taxes – continued

The difference between income tax expense and tax expense computed by applying the federal statutory income tax rate to income before taxes is due primarily to the effect of nondeductible goodwill impairment, applicable state income taxes, foreign tax credits, and nondeductible meals and entertainment expense.

Deferred tax assets and liabilities for the years ended September 30, consisted of the following:

	2017	2016
Deferred tax assets (liabilities):
Allowance for doubtful accounts	$9,492	$10,753
Inventory reserves	76,278	73,578
Other accruals	241,287	191,356
Deferred compensation	760	760
Charitable contributions	-	1,959
State NOL	110,458	109,093
Foreign tax credit	1,088,913	899,034
Depreciation	(616,102)	(497,122)
Goodwill	(1,025,287)	(1,025,287)
Unrepatriated foreign earnings	(1,317,030)	(959,845)
Valuation allowance for deferred tax assets	(1,088,913)	(899,034)
Net deferred tax liability	$(2,520,144)	$(2,094,755)

J.    Employee Benefit Plan

The Company has a 401(k) deferred compensation plan for all eligible employees. Active participants may contribute up to 90% of their annual compensation, subject to annual limit established by the government. The Company matches 50% of the employees’ contributions up to 6% of the employees’ salaries. Effective November 30, 2015, the Plan merged into the Capital Southwest Management Corporation Employee Savings Plan. For the years ended September 30, 2017, 2016, and 2015, the Company recognized approximately $145,000, $111,000, and $128,000, respectively, of expense related to this Plan.

K.    Asset Acquisition

On March 10, 2017, the Company acquired the assets and liabilities of Diffrenet Limited (“|Diffrenet”), a company incorporated in England and Wales, for a purchase price of $765,859. The following table summarizes the assets acquired and liabilities assumed in the asset acquisition:

Accounts receivable	$74,603
Other assets	411
Intangible asset, acquired software	782,934
Accounts payable and accrued liabilities	(92,089)
Net purchase price	$765,859

MEDIA RECOVERY, INC.
dba SPOTSEE HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

K.  Asset Acquisition – continued

The acquired intangible asset is being amortized over five years. Expected future amortization expense at September 30, 2017, is as follows:

8
2018	$156,587
2019	156,587
2020	156,587
2021	156,587
2022	65,244

Total amortization	$691,592

As part of the acquisition, the Company is contingently liable for earn-out consideration. The earn-out consideration is based on certain annual, cumulative earnings targets of the Diffrenet subsidiary. The Company’s maximum exposure for this consideration is $1,473,969, from the date of acquisition through January 1, 2021.

L.    Commitments and Contingencies

Operating Leases

The Company leases operating facilities and equipment under non-cancelable operating leases. Lease agreements expire at various dates through 2022. Associated rent expense for the years ended September 30, 2017, 2016, and 2015, was approximately $150,000, $128,000, and $148,000, respectively. As a result of escalating lease payments, the Company has recorded deferred rent of approximately $97,000 and $124,000 as of September 30, 2017 and 2016, respectively, included in accrued liabilities and long-term accrued liabilities in the accompanying consolidated balance sheets.

Future minimum payments under non-cancelable operating leases with initial terms of one year or more consisted of the following at September 30, 2017:

2018	$164,000
2019	164,000
2020	156,000
2021	104,000
2022	4,000

Total minimum lease payments	$592,000

Litigation

The Company is subject to legal proceedings and claims that arise in the ordinary course of operations. As of September 30, 2017 and 2016, the Company has no known material legal contingencies.

MEDIA RECOVERY, INC.
dba SPOTSEE HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

M.    Discontinued Operations

On October 14, 2013, the Company sold substantially all the assets of MRI DPC, Inc. for a purchase price of approximately $6.3 million, which included a working capital price adjustment of approximately $207,000.

On September 30, 2014, the Company sold substantially all the assets of DataSpan, Inc. for a purchase price of approximately $8.7 million, which included a working capital price adjustment of approximately $2.3 million. The Company incurred a net loss of $119,310 on the sale of the entity for 2015. No gain or loss was recorded for discontinued operations for the years ended September 30, 2017 or 2016.

The operations of both entities net of applicable income taxes, are presented as discontinued operations and comprehensive income for the years ended September 30, 2017, 2016, and 2015, in the accompanying consolidated statements of operations and comprehensive income (loss).  Interest expense was not allocated to the reporting unit and, therefore, all of the Company’s interest expense is included in continuing operations.

	2017	2016	2015
Income from discontinued operations	$-	$-	$-
Loss on sale of discontinued operations			(180,773)
Income tax benefit	-	-	61,463
Net loss from discontinued operations	$-	$-	$(119,310)
Net sales from discontinued operations	$-	$-	$-

N.    Subsequent Events

Management has evaluated and considered disclosure of subsequent events up to and including December 7, 2017, which is the date the consolidated financial statements were available for issuance.